Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 1 / 5 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement 14/1/2025 The Proposed issue is: Total number of +securities proposed to be issued for a placement or other type of issue ASX +security code +Security description Maximum Number of +securities to be issued MSB ORDINARY FULLY PAID 104,000,000 Proposed +issue date 20/1/2025 Refer to next page for full details of the announcement A placement or other type of issue F or p er so na l u se o nl y

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 2 / 5 Part 1 - Entity and announcement details 1.1 Name of +Entity MESOBLAST LIMITED We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules. If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation). 1.2 Registered Number Type ABN Registration Number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 14/1/2025 1.6 The Proposed issue is: A placement or other type of issue New announcement F or p er so na l u se o nl y

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 3 / 5 Part 7 - Details of proposed placement or other issue Part 7A - Conditions 7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis? Part 7B - Issue details Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)? Will the proposed issue of this +security include an offer of attaching +securities? Details of +securities proposed to be issued ASX +security code and description MSB : ORDINARY FULLY PAID Number of +securities proposed to be issued 104,000,000 Offer price details Are the +securities proposed to be issued being issued for a cash consideration? In what currency is the cash consideration being paid? AUD - Australian Dollar What is the issue price per +security? AUD 2.50000 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class? Yes Yes No Existing class No F or p er so na l u se o nl y

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 4 / 5 Part 7C - Timetable 7C.1 Proposed +issue date 20/1/2025 Part 7D - Listing Rule requirements 7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1? 7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity's 15% placement capacity under listing rule 7.1? 104,000,000 ordinary shares 7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? 7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue? 7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules? 7D.4 Will any of the +securities to be issued be subject to +voluntary escrow? Part 7E - Fees and expenses 7E.1 Will there be a lead manager or broker to the proposed issue? 7E.2 Is the proposed issue to be underwritten? 7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue Professional advisor, manager, legal, accounting, share registry, depositary and settlement fees totaling approximately US$3.9 million Part 7F - Further Information 7F.01 The purpose(s) for which the entity is issuing the securities See ASX announcement lodged concurrently with this Appendix 3B 7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds? 7F.2 Any other information the entity wishes to provide about the proposed issue 7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of: No No No No No No No Yes No F or p er so na l u se o nl y

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 5 / 5 The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f) F or p er so na l u se o nl y